LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

June 24, 2010

VIA EDGAR AND COURIER

Michael Seaman
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Capitol Federal Financial, Inc.
Form S-1/A
File Number 333-166578

Dear Mr. Seaman:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Capitol Federal Financial, Inc. (the “Registrant”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated June 3, 2010 (the “Comment Letter”).  The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter and the Staff’s comments are repeated below for your convenience.

The Amendment is marked to show all revisions to the original submission made on May 6, 2010.  In addition to the responses to the Staff’s comments, these revisions include responses to the comments we received from the Office of Thrift Supervision.

Michael Seaman
Securities and Exchange Commission
June 24, 2010

General

1.	Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12 of Regulation S.X.

Financial statements and related disclosures have been updated in response to this comment.

2.
Please include the proxy statement/prospectus for Capitol Federal Financial shareholders in your next amendment as well as the prospectus for the syndicated community offering. Please revise the capital-raising prospectus to eliminate information relevant only to exchanging shareholders (e.g., pages 126-127).

The proxy statement/prospectus for Capitol Federal Financial shareholders has been included in this filing.  In addition, the syndicated offering cover page has been provided.  The body of the syndicated offering prospectus will be identical to the subscription and community offering prospectus.  Information relevant only to exchanging shareholders has been deleted from this prospectus.

3.	Please file all missing exhibits with your next amendment.

All exhibits not previously filed have been filed with this amendment.

4.
We note that you intend to conduct subscription, community and syndicated community offerings. We also note that the community offering gives preference to natural persons residing in your market areas. However, it appears that the syndicated community offering does not give a similar preference. If that is the case, tell us why you are referring to it as a “syndicated community offering” rather than a “syndicated offering.” Please clarify this matter throughout your document. We note your statement on page 5 that you are “also offering for sale to the general public in a syndicated offering through a syndicate of selected dealers shares of [y]our common stock not purchased in the subscription offering or the community offering.”

Please see the revised disclosure, deleting the word “community” and referring to the “syndicated offering” throughout the prospectus in response to this comment.

Michael Seaman
Securities and Exchange Commission
June 24, 2010

Cover Page

5.	If true, please revise to indicate that Capitol Federal Savings Bank’s statement savings rate is subject to change at any time.

The disclosure on the cover page has been revised in response to this comment.

Summary

How We Determined the Offering Range …. Page 5

6.	Please rewrite the first two sentences of the penultimate full paragraph in plain English.

The disclosure on page 5 has been revised in response to this comment.

7.
In this section you indicate that if the appraised value changes to either below $2.23 billion or above $3.02 billion you may, among other things, terminate the offering or you may establish a new offering range and resolicit. On page 131, you state that if the update to the appraisal results in an increase in the maximum of the valuation range to more than $3.02 billion or a decrease in the minimum of the valuation range to less than $2.23 billion you can terminate or set a new range and resolicit. Please address the following:

•	Whether any change in the appraised value would necessarily cause either the bottom of the range to fall below $2.23 billion or the top of the range to increase above $3.02 billion.

•	Whether any change in the appraised value would require a resolicitation if you intended to continue with the offering.

•	Your plans with respect to filing any updated appraisal with the Commission, including updates that do not change the appraised value or the valuation range.

•
Why you have structured the offer in this manner when your Plan of Conversion and Reorganization provides that up to a 15% increase above the maximum of the appraised valuation range will not require a solicitation.

The disclosure on the cover, pages 5, 7, 17, 133 and throughout the prospectus regarding changes in the appraisal has been revised in response to this comment.

Please be advised supplementally that, consistent with industry practice, we do not intend to file with the Commission the final updated appraisal confirming the value within the valuation range.  We do not believe this update is material, as it simply confirms the disclosure in the prospectus.  If the appraiser is unable to confirm that the value is within the valuation range, a new appraisal will be filed, along with updated pro forma and other information in the prospectus.

Michael Seaman
Securities and Exchange Commission
June 24, 2010

Please be advised supplementally that the Registrant has chosen not to utilize the optional “supermax” of the valuation range permitted in the Plan of Conversion and Reorganization and the regulations of the OTS.  The Registrant has been advised by its investment banker that it is highly unlikely that the offering will be over-subscribed.  The Registrant understands and acknowledges that if the offering is oversubscribed and the appraiser is unable to confirm that the value is within the valuation range contained in the prospectus, all funds will be returned to subscribers and the prospectus and appraisal will need to be updated.

How We Intend to Use the Proceeds From the Offering. Page 8

8.	We note from elsewhere in the document that you intend to use proceeds from the offering to increase the amount of purchased one- to four-family loans. Tell us why that is not discussed here.

The disclosure on page 8 has been revised in response to this comment.

Benefits to Management and Potential Dilution to Stockholders...

Employee Stock Ownership Plan, page 9

9.
This section indicates that the employee stock ownership plan will have first priority to purchase shares over the maximum of the offering range. Tell us how this is possible when the maximum of the offering range will not be increased without a resolicitation and the employee stock ownership plan has second priority rights in the subscription offering.

The disclosure on page 9 has been revised to delete this language, in response to this comment.

10.	Please indicate in this section your intentions with respect to funding the stock-based incentive plan (i.e., through open market purchases or from authorized but unissued shares).

The disclosure on page 9 has been revised in response to this comment.

Our Contribution of Cash to the Capitol Federal Foundation, page 14

11.
We note that the foundation was funded with cash and Capitol Federal Financial common stock in connection with Capitol Federal Savings Bank's conversion in 1999. In this section, please indicate the number of Capitol Federal Financial shares currently owned by the foundation and the number and percentage of your shares that it wi11 own following the conversion and reorganization. Please also describe the manner in which the shares of your common stock that the foundation owns will be voted.

Michael Seaman
Securities and Exchange Commission
June 24, 2010

The disclosure on page 14 has been revised in response to this comment.

Using Retirement Account Funds to Purchase Shares, page 17

12.	This section is nearly identical to the section of the prospectus with the same title on page 140. Please delete or substantially shorten it.

The disclosure on page 17 has been substantially shortened in response to this comment.

Delivery of Stock Certificates, page 17

13.
Please indicate how long after completion of the offering a statement reflecting ownership will be mailed to shareholders. Please also explain why, if all common stock will be in book entry form, purchasers may not be able to se11 their shares until they have received a statement.

The disclosure on pages 17 and 142 has been revised in response to this comment.

Risk Factors, page 19

14.
Some of your risk factors are generic. Please revise to describe the risks that are specifically applicable to you.  For example, the first and third risk factors should be revised to quantify your write-downs and allowance for loan losses respectively. This is only one example. Please review this entire section with a view towards complying with this comment.

The disclosure under this heading, in particular on pages 19-23, has been revised in response to this comment.

15.
Some of your risk factors make statements that “there can be no assurance” or use similar language regarding assurances or guarantees that a given event might happen or your ability to predict whether a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees or make predictions.

The disclosure on pages 20, 21, 22 and 25 has been revised in response to this comment.

A legislative proposal has been introduced.... page 21.

16.	Please revise this risk factor to describe the risks associated with becoming a bank holding company.

Based on the current status of this legislation, it is not believed that the legislation will result in any material risk to the Registrant.  Therefore, this risk factor has been deleted.

Michael Seaman
Securities and Exchange Commission
June 24, 2010

There may be a decrease in stockholders' rights for existing stockholders of CFF, page 26.

17.	Please revise the heading to indicate that there will be a decrease in stockholders' rights or tell us why it is possible that there will not be.

The disclosure on page 26 has been revised in response to this comment.

Forward-Looking Statements, page 29

18.	Tell us how you concluded that you are able to rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The disclosure on page 30 has been revised to delete this reliance in response to this comment.

How We Intend to Use the Proceeds from the Offering, page 30

19.
Please revise this section to clarify your intended uses of the proceeds versus hypothetical uses.  In this regard, we note that you intend to increase your purchases of one- to four-family loans and that you will fund a loan to the employee stock ownership plan.

The disclosure on pages 31 and 32 has been revised in response to this comment.

Comparison of Valuation and Pro Forma Data With and Without the Charitable Foundation, page 43

20.
We note that the appraisal will be updated at the conclusion of the offering. However, please revise this section to explain what will happen if the plan of conversion and reorganization is approved but the contribution to the charitable foundation is not. For example, if the updated appraisal increases the offering range, will you conduct a resolicitation?

The disclosure has been revised at page 44 in response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 72

21.	Please discuss liquidity on both a long-term and short-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

The disclosure on pages 71 through 74 has been revised in response to this comment.

Michael Seaman
Securities and Exchange Commission
June 24, 2010

Supervision and Regulation, page 98

22.
You may not qualify this discussion, or descriptions of laws and regulations contained elsewhere in your filing, by reference to the actual statutes and regulations. Revise to eliminate such qualifications and indicate that all material information is discussed.

The disclosure on page 103 has been revised in response to this comment.

Compensation Discussion and Analysis, page 108

23.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

No disclosure has been provided, consistent with the SEC Division of Corporation Finance’s Compliance and Disclosure Interpretations related to Proxy Disclosure Enhancements, issued January 20, 2010; specifically Question and Answer 3.

The Conversion and Offering

Stock Pricing and Number of Shares to be Issued, page 129

24.
Please revise to include a more robust description of the independent appraisal, including information about the peer group, the valuation analysis, the adjustments and the valuation approaches. The description of the appraisal in the Summary section should not be more detailed than the description in this section.

The disclosure has been enhanced by adding additional disclosure at page 132 and 133 in response to this comment.

Payment for Shares, page 139

25.	Please disclose the circumstances under which you would maintain subscription funds at another depository institution and at what interest rate.

The disclosure has been revised on page 141 to delete reference to maintaining subscription funds at another depository institution in response to this comment and a similar comment from FINRA.

Michael Seaman
Securities and Exchange Commission
June 24, 2010

Item 13. Other Expenses of Issuance and Distribution

26.	Please review this section and revise if it contains any errors or inconsistencies.

The disclosure in this item has been revised to correct an error in disclosure in response to this comment.

Exhibit Index

27.	Tell us which exhibits you plan to file supplementally and why you believe that is appropriate.

All exhibits have been previously filed or are being filed with this amendment in response to this comment.

Exhibit 1.2

28.	We note that you have omitted the contents of Exhibit D. Please refile the Agency Agreement in its entirety.

The Agency Agreement has been re-filed in its entirety in response to this comment.

Exhibit 2.0

29.	We note that you have omitted the exhibits. Please refile the Plan of Conversion and Reorganization in its entirety.

The Plan of Conversion and Reorganization, as amended, has been re-filed in its entirety in response to this comment.

Exhibit 8.1

30.
It is not appropriate for counsel to base the opinions in paragraphs 16, 17 and 19 on the positions described on page 7 of the tax opinion. Please revise and refile the tax opinion. Please also make appropriate revisions to the Material Income Tax Consequences section in the prospectus.

The tax opinion and the disclosure on pages 146 and 147 have been revised in response to this comment.

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide requests from the Registrant and from Sandler O’Neill + Partners, L.P. for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4507 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ James S. Fleischer

James S. Fleischer, P.C.

cc:           (Hard copy by messenger)
Michael Seaman
Mark Webb, Legal Branch Chief